Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 13, 2011

Mr. Craig Ruckman

Staff Attorney – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Initial Filing on Form S-3 for Transamerica Advisors Life Insurance Company (“Registration Statement”)

Dear Mr. Ruckman:

Enclosed is one copy of the above-referenced Registration Statement that was filed with the Securities and Exchange Commission by Transamerica Advisors Life Insurance Company (“Transamerica”) as an initial filing on October 13, 2011 under the Securities Act of 1933. The Registration Statement relates to a group fixed contingent annuity contract to be issued by Transamerica.

Financial statements, exhibits and other financial information for the Registration Statement will be provided in a subsequent pre-effective amendment.

It is proposed that the public offering of the securities described in the Registration Statement commence as soon as practicable following the effectiveness of the Registration Statement.

If you have any comments or questions regarding these filings, please call Sandy Dix at (319) 355-8427 or Darin Smith at (319) 355-8330.

Very truly yours,

/s/ Darin D. Smith

Darin D. Smith

Division General Counsel

Enclosures